February 14, 2012

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Linda Cvrkel, Branch Chief

	Re:	AeroVironment, Inc.
Form 10-K for the fiscal year ended April 30, 2011
Filed June 22, 2011 File No. 001-33261

AeroVironment, Inc. (the “Company”) hereby responds to the comment letter dated February 1, 2012, related to the above-referenced filing, as follows. Each SEC staff comment is repeated for reference, followed by the Company’s response.

Annual Report on Form 10-K

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 52

Revenue Recognition, page 54

1.               We note your response to our prior comment number one. Please revise your revenue recognition critical accounting policy to include a discussion of the two key factors which impact the reliability of management’s estimates with respect to its changes in estimates on its contracts. Your revised disclosure should also indicate that any changes in accounting estimates on fixed price contracts recognized using the percentage of completion method of accounting were not material to your consolidated financial statements or its two reporting segments’ measure of profit. The level of detail in your revised disclosure should be consistent with the information provided in your response to us.

RESPONSE:

In future filings, the Company will revise the revenue recognition critical accounting policy to include a discussion of the two key factors which impact the reliability of management’s estimates with respect to its changes in estimates on its contracts. The revised disclosure will also indicate that any changes in accounting estimates on fixed price contracts recognized using the percentage of completion method of accounting were not material to the Company’s consolidated financial statements or its two reporting segments’ measure of profit. The level of detail in the revised disclosure will be consistent with the information previously provided to the Staff in the Company’s response dated January 24, 2012.

2.               Also, we note from your response to our prior comment number one that during the fiscal years ending April 30, 2011, 2010 and 2009, the Company’s changes in estimates on its contracts were not material to the Company’s financial statements, income from continuing operations, net income or earnings per share or its two reporting segments’ measure of profit. With regard to the changes in estimates on your contracts, please tell us the aggregate amounts of the Company’s favorable and unfavorable changes in estimates on its contracts during the fiscal years ended April 30, 2011, 2010 and 2009.  Please note that pursuant to ASC 250-10-50-4, if the aggregate amounts of such adjustments are material, the notes to your financial statements should be revised to quantify the aggregate impact of changes in estimates on your results of operations for each period presented. We may have further comment upon review of your response.

RESPONSE:

The favorable changes in estimates on the Company’s contracts for the fiscal years ended April 30, 2011, 2010 and 2009 were approximately $1,839,000, $1,402,000 and $160,000, respectively.  The unfavorable changes in estimates on the Company’s contracts for the fiscal years ended April 30, 2011, 2010 and 2009 were approximately ($1,914,000), ($731,000) and ($247,000), respectively.  The aggregate effect (the net of favorable and unfavorable changes in estimates) on income from continuing operations for the fiscal years ended April 30, 2011, 2010 and 2009 was approximately ($75,000), $671,000, and ($87,000), respectively, which is not material to the Company’s financial statements, income from continuing operations, net income or earnings per share or its two reporting segments’ measure of profit.  In future filings, the Company will quantify the aggregate impact of changes in estimates on its results of operations for each period presented in accordance with ASC 250-10-50-4, to the extent that the aggregate amount of such adjustments is material.

If you have any questions regarding this response letter, please contact the undersigned at (626) 357-9983 x252 or, in my absence, Leslie R. Ravestein, Vice President and Corporate Counsel of the Company, at (626) 357-9983 x544.

Sincerely,

/s/ Jikun Kim
Jikun Kim
Senior Vice President and Chief Financial Officer

cc:
Brian Ring, Ernst & Young LLP